Exhibit 4.19

30 July, 2024
trivago N.V.
Dear Sirs,
Re: Trivago Side Letter Agreement

This side letter (this “Agreement”) is being executed in connection with, and inducement for, an investment by trivago N.V., a company organized under the laws of the Netherlands (“Trivago”), in Holisto Ltd, an Israeli private limited liability company, registered number 515341535 with its principal office at 2 Sderot Nim, Rishon Lezion, Israel (the “Company”), pursuant to that certain Series B Preferred Share Purchase Agreement dated as of or around the date hereof, by and among the Company, Trivago and the other parties thereto (the “SPA”).
Capitalized terms used herein, unless otherwise defined, shall have the meaning ascribed to them in the Amended and Restated Articles of Association of the Company in effect as of immediatly following the closing of the SPA.

1.ROFO.
1.1.The Company hereby provides Trivago with a right of first offer, that may be exercised by Trivago, or subject to Company’s prior written consent (not to be unreasonably withheld or delayed), any of Trivago’s Permitted Transferees (the “ROFO”) such that (i) if the Company and/or the Board of Directors of the Company (the “Board”) receives a bona fide written offer from a third party (an “Acquirer”) for a Change of Control (as defined below) that the Company or Board is interested in pursuing (such bona fide written offer, a “Third Party Initiated Change of Control Proposal”), or (ii) if the Board determines (by vote or action by written consent) to have the Company initiate a process with or otherwise engage one or more potential buyers (or an investment bank or other financial intermediary to be engaged for the purposes of soliciting interest from potential buyers) with the intention of engaging in discussions or negotiations relating to a Change of Control (a “Company Initiated Change of Control Proposal”), then the Company shall provide Trivago with written notice (the “ROFO Notice”) stating either that a Third Party Initiated Change of Control Proposal has been received, or that Company Initiated Change of Control Proposal has been initiated, as applicable.
1.2.In the event a ROFO is triggered by a Third Party Initiated Change of Control Proposal, the ROFO Notice shall be delivered to Trivago by the Company within a reasonable timeframe after the date that the Third Party Initiated Change of Control Proposal is received. In the event that a ROFO is triggered by a Company Initiated Change of Control Proposal, the ROFO Notice shall be delivered within a reasonable timeframe following such determination by the Board. Such ROFO Notice shall be made, if applicable, on a “no-name” basis and shall not be required to contain any indication of price.
1.3.If so requested by Trivago, in writing, the Company and Trivago, or a Permitted Transferee of Trivago, as indicated by Trivago in its written request detailed above and subject to Company’s approval of same (not to be unreasonably withheld or delayed), will negotiate in good faith the terms and conditions for a binding definitive agreement to consummate a Change of Control.

1.4.Notwithstanding the provision of the ROFO Notice, the Company or the Board or any officer of the Company or any person acting on Company’s behalf, may continue to engage in any discussions or negotiations, or offer, negotiate, solicit, discuss, enter into any agreement, term sheet, letter of intent, or other arrangement with any party with respect to a Change of Control, provided that prior to or during a period of 14 Business Days after the date of the ROFO Notice, the Company shall not, directly or indirectly through any representative acting on its behalf, enter into any exclusivity, no-shop or similar arrangement with any other third party.
1.5.For purposes of this Agreement, “Change of Control” means a Liquidation Event.

2.Confidentiality.
The Company and Trivago acknowledge that the terms and conditions of this agreement, shall be considered confidential information and shall not be disclosed by the Company or by Trivago to any third party; provided, however, that (1) the Company may disclose this agreement to prospective bona fide investors in or acquirers of the Company or the Company’s business (or any portion thereof) as part of their diligence process, provided such persons or entities are under appropriate nondisclosure obligations to the Company, and (2) each of the Company and Trivago may disclose this agreement in the event that the Company or Trivago, as applicable, is legally (including by the rules of any stock exchange) compelled to disclose this Agreement, and provides the other party hereto with prompt written notice of that fact.
3.Termination
This Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the closing of a Change of Control with a third party, (ii) IPO or (iii) such time when Trivago or its Permitted Transferees, no longer hold shares in the Company.
4.Miscellaneous
a.Third Party Beneficiaries. The Affiliates and Permitted Transferees of Trivago are intended third party beneficiaries of this Agreement. Other than the Affiliates and Permitted Transferees of Trivago, there are no other intended third party beneficiaries of this Agreement.
b.Counterparts. This Letter may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.
c.Amendments. This Letter may be amended, waived or modified only upon the written consent of the Company and Trivago.
d.Assignment. This Agreement may not be assigned by Trivago without the prior written consent of the Company (not to be unreasonably withheld or delayed).
e.Severability. If any provision of this Agreement shall be declared unenforceable by a competent judicial or administrative authority, such provision shall be amended to the minimum extent required to render it valid, legal and enforceable and the validity of any other provision and of the entire Agreement shall not be affected thereby.
f.Governing Law; Jurisdiction. This Letter shall be governed by the laws of the State of Israel, without regard to the conflicts of law provisions, and the competent courts of Tel Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising herefrom or in connection herewith.

[Signature Page Follows]

Yours faithfully,        Agreed and Accepted:
HOLISTO LTD        TRIVAGO N.V.
By: /s/ Eran Shust        By: /s/ Robin Harries
Name: Eran Shust        Name: Robin Harries
Title: CEO        Title: Managing Director